30 January 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 172,700 Reed Elsevier PLC ordinary shares at a price of 891.5521p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 103,034,594 ordinary shares in treasury, and has 1,164,323,464 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 3,587,760 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 100,000 Reed Elsevier NV ordinary shares at a price of €15.295 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 62,975,193 ordinary shares in treasury, and has 671,694,841 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 2,080,000 shares.